

Mail Stop 3030

August 4, 2009

Stephen W. Bershad
Chairman and Chief Executive Officer
Axsys Technologies, Inc.
175 Capital Boulevard, Suite 103
Rocky Hill, CT 06067

> **Re: Axsys Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 9, 2009**
> **File No. 000-16182**

Dear Mr. Bershad:

We have completed our limited review of your preliminary proxy statement and have no further comments at this time. You may contact Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Daniel Morris
Special Counsel

cc: Christopher J. Hewitt, Esq. – Jones Day